April 26, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (214) 659-4773

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
16355 Laguna Canyon Road
Irvine, California 92618


Re:	Consumer Portfolio Services, Inc.
	Form S-2 filed April 13, 2005
	File No. 333-121913

      Form 10-K for the year ended December 31, 2004 and related documents
	File No. 1-14116

Dear Mr. Bradley:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-2

Forward-looking statements - page 18

1. We note the reference to "additional risks" in the last sentence in this section. This may be confusing in light of the statement in the introductory paragraph to the Risk Factor section that the risk factor section sets forth the material risks of the company and investment in the notes. Please revise.

Marketing materials

2. We note the description of the company as "one of the nation`s leading independent automobile finance companies." Please tell us supplementally the basis for this statement or delete it from the materials.

Form 10-K for the year ended December 31, 2004

	Note 1- Summary of Significant Accounting Policies

	Finance Receivables, Net of Unearned Income - page F-11

3. We note your revised disclosures in response to our prior comment
29 where you state that the Company`s portfolio of receivables is comprised of smaller-balance homogenous Contracts that are collectively evaluated for impairment on a portfolio basis. Supplementally tell us the criteria you use to determine whether a receivable is impaired. For example, state whether you use historical statistics, such as average recovery period and average amount recovered as a means of measuring impairment of those loans.

4. We note your revised disclosure in response to our prior comment
29 where you state that finance receivables are evaluated for impairment on a portfolio basis. We also note your disclosure on page F-10 of your 2003 10-K where you state that finance receivables are evaluated for impairment on a loan-by-loan basis. Supplementally tell us whether you have changed your method of evaluating these receivables for impairment.

Contract Acquisition Fees - page F-12

5. We note your revised disclosures in response to our prior comment
32. As previously requested, supplementally tell us how you considered the guidance in paragraphs .13-.18 of AICPA Practice Bulletin 6 in accounting for these fees at and subsequent to the date of acquisition as they relate to your loans held-for-investment. Paragraphs .13-.18 state the criterion companies must consider when determining whether the accrual method (level yield) or the cost recovery method should be used for recognizing these fees into income.

6. We note your responses to our prior comments 33 and 43 where you state that the methods you used to amortize deferred acquisition fees and debt issuance costs into income approximated the level yield method. We also note that you have quantified the difference between the method used during 2003 and the more comprehensive level yield methodology adopted during 2004. Supplementally provide us with the following information regarding these fees:
* Clarify the difference between the level yield method that "approximated" the method used during 2003 and the more comprehensive methodology adopted during 2004.

* As previously requested, quantify the difference between the level yield method that "approximated" the method used during 2003 and the method used during 2003.

* Clarify how you considered the guidance in paragraphs 13 of APB
20
as it relates to the adoption of a more comprehensive level yield methodology during 2004. Since your prior methodology did not comply with GAAP, it would not be appropriate to characterize this change as a change in accounting policy based on the guidance of APB 20. If the amounts involved were material, their impact would need to be reported as a correction of an error based on the guidance of paragraphs 36-37 of APB 20.

     Treatment of Securitizations - page F-12

7. We note your response to our prior comment 34. We are unable to understand whether the modifications applied to trusts and agreements in force at June 30, 2003, or whether you only changed the form of new trusts and agreements after that date. Supplementally provide us with the following information regarding your term securitizations:
* Tell us how the Securitization Agreements related to term securitization transactions after June 2003 were modified from the previous form used so that the related Trusts would no longer meet the definition of QSPEs.

* Clarify whether the trusts related to term securitization transactions after June 2003 also relate to term securitization
transactions prior to June 2003.   If these are the same trusts,
explain why your ability to modify your trusts via modification of the Securitization Agreement did not prohibit them from being QSPEs.

8. Your response to our prior comment 36 appears to address your warehouse securitization structures only. For your term securitization structures, as described on page 24, supplementally provide us with the following information:
* Clarify whether you recorded a gain on sale of contracts when the contracts were transferred to the special purpose subsidiary or when the contracts were transferred to the trust.
* If you recorded a gain on sale of contracts when the contracts were transferred to the special purpose subsidiary, explain how you ceded effective control over assets transferred to the special purpose subsidiary.
* Clarify whether the special purpose subsidiary was consolidated under term securitizations that were previously accounted for as sales.

9. We note your disclosure on page F-12, where you state that for securitization transactions that were treated as sales for financial accounting purposes, the Company, or a wholly-owned subsidiary of the
Company, retains a residual interest in the Contracts that were sold to a wholly-owned, unconsolidated special purpose subsidiary. Supplementally tell us how you determined that it was not appropriate to consolidate these wholly-owned special purpose subsidiaries, including the accounting guidance upon which you relied.

10. We note your response to our prior comment 39. Supplementally tell us how the transfer of excess cash from one spread account to another affects the calculation of cash out for each of the spread accounts.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Sharon Johnson, Staff Accountant, at (202)
942-
2961 or Donald Walker, Senior Assistant Chief Accountant at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 942-2932 or me at (202) 942-1760 with any other questions.

						Sincerely,



Todd K. Schiffman
Assistant Director

cc:	Patrick C. Sargent, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, Texas 75201

??

??

??

??

Consumer Portfolio Services, Inc.
Page 5